Filed Pursuant to Rule 424 (b) (5)
Registration Number 333-141809
PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 23, 2007)

8,020,909 Common Units

Representing Limited Partner Interests

We are offering 8,020,909 common units representing limited partner interests in Regency Energy Partners LP to certain purchasers in a privately negotiated transaction at a price of $22.00 per unit.   We expect to receive net proceeds of approximately $180.0 million, including our general partner’s proportionate capital contribution after deducting offering expenses, from the sale of our common units.

Simultaneously with the closing of this offering, we expect to issue another 1,000,000 common units to another purchaser in a privately negotiated transaction at a price of $23.59 per unit.   The completion of this offering is not conditioned upon the completion of the other registered offering or vice versa.

Our common units trade on the NASDAQ Global Select Market under the symbol “RGNC.” The last reported sales price of our common units on the NASDAQ Global Select Market on July 25, 2008 was $23.29 per common unit.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page S-2 of this prospectus supplement and on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 29, 2008

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common units. If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

TABLE OF CONTENTS

Prospectus Supplement

Page
Summary	S-1
Risk Factors	S-2
Use of Proceeds	S-2
Price Range of Common Units and Distribution	S-3
Plan of Distribution	S-4
Experts	S-4
Information Regarding Forward-Looking Statements	S-5
Where You Can Find More Information	S-6
Incorporation of Certain Documents by Reference	S-6

Prospectus dated July 23, 2007

About This Prospectus	1
Regency Energy Partners LP	1
Cautionary Statement Concerning Forward-Looking Statements	2
Risk Factors	4
Use Of Proceeds	23
Ratio of Earnings to Fixed Charges	23
Description of Our Common Units	24
Description of Our Debt Securities	25
How We Make Cash Distributions	35
Material Provisions of the Partnership Agreement of Regency Energy Partners LP	43
Material Tax Consequenses	54
Plan of Distribution	68
Legal Matters	69
Experts	69
Where You Can Find More Information	69
Incorporation of Certain Documents by Reference	69

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectuses. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectuses, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Please read the section entitled “Risk Factors” on page 4 of the accompanying prospectus for more information about important factors that you should consider before buying our common units in this offering.  References in this prospectus supplement to the “Partnership,” “we,” “our,” “us” and similar terms, refer to Regency Energy Partners LP and its subsidiaries. References to “our general partner” refer to Regency GP LP, the general partner of the Partnership.

Regency Energy Partners LP

We are a growth-oriented, publicly-traded Delaware limited partnership engaged in the gathering, processing, contract compressing, marketing and transportation of natural gas and NGLs. We provide these services through systems located in Louisiana, Texas, Arkansas and the mid-continent region of the United States, which includes Kansas and Oklahoma. We were formed in September 2005 to capitalize on opportunities in the midstream sector of the natural gas industry.

We divide our operations into three business segments:

•
Gathering and Processing:  We provide “wellhead-to-market” services to producers of natural gas, which include transporting raw natural gas from the wellhead through gathering systems, processing raw natural gas to separate NGLs from the raw natural gas and selling or delivering the pipeline-quality natural gas and NGLs to various markets and pipeline systems;

•	Transportation: We deliver natural gas from northwest Louisiana to more favorable markets in northeast Louisiana through our 320-mile Regency Intrastate Pipeline system; and

•	Contract Compression: On January 15, 2008, we acquired CDM Resource Management, Ltd., which provides customers with turn-key natural gas compression services.

All of our midstream assets are located in well-established areas of natural gas production that are characterized by long-lived, predictable reserves. These areas are generally experiencing increased levels of natural gas exploration, development and production activities as a result of strong demand for natural gas, attractive recent discoveries, infill drilling opportunities and the implementation of new exploration and production techniques.

Our principal executive offices are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201, and our telephone number is (214) 750-1771.

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus, and the risk factors discussed in our 2007 annual report on Form 10-K and in our quarterly report for the quarter ended March 31, 2008, together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus supplement in evaluating an investment in our common units.  If any of the described risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely.  In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.

USE OF PROCEEDS

We expect to receive proceeds of approximately $180.0 million from the sale of the 8,020,909 common units offered hereby, including our general partner’s proportionate capital contribution and after deducting estimated offering expenses payable by us. We estimate that the total expenses of this offering payable by us will be approximately $90,000.

We will use the net proceeds to fund our organic growth projects. Pending such use, we will use the proceeds from this offering to temporarily repay a portion of the outstanding indebtedness under our revolving credit facility and for general partnership purposes.

Simultaneously with the closing of this offering, we expect to issue another 1,000,000 common units to another purchaser in a privately negotiated transaction at a price of $23.59 per unit.   The completion of this offering is not conditioned upon the completion of the other registered offering or vice versa.  We estimate we will receive proceeds of approximately $24.0 million from the sale of the 1,000,000 common units including our general partner’s proportionate capital contribution and after deducting estimated offering expenses payable by us.  We expect to use the net proceeds from the 1,000,000 common unit offering to fund our organic growth projects. Pending such use, we will use the proceeds from this offering to temporarily repay a portion of the outstanding indebtedness under our revolving credit facility and for general partnership purposes.

As of July 28, 2008, total borrowings under our $900 million revolving credit facility were approximately $809 million, and it had a weighted average interest rate of 4.56%.  The revolving credit facility has a maturity date of August 15, 2011.  The borrowings under our revolving credit facility were incurred primarily for recent acquisitions and organic growth projects.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units are listed on the NASDAQ Global Select Market under the symbol “RGNC.”  As of July 25, 2008, the number of holders of record of common units was 43, including Cede & Co., as nominee for the Depository Trust Company, which held of record 45,724,516 common units.  Additionally, there were 35 unitholders of record of our subordinated units and one unitholder of record for our Class D common units.  There is no established public trading market for our subordinated units or our Class D common units.  The following table sets forth, for the periods indicated, the high and low quarterly sales prices per common unit, as reported on the NASDAQ Global Select Market, and the cash distributions declared per common unit.

	Price Ranges		Cash Distributions Per Unit
Period Ended:	Low	High
Fiscal 2008
September 30, 2008 (through July 25, 2008)	$22.18	$26.88	(5)
June 30, 2008(4)	$23.93	$28.73	$0.4450
March 31, 2008(3)	$25.78	$34.84	$0.4200
Fiscal 2007
December 31, 2007	$28.09	$33.37	$0.4000
September 30, 2007	$28.50	$35.08	$0.3900
June 30, 2007	$24.57	$33.45	$0.3800
March 31, 2007	$25.80	$28.45	$0.3800
Fiscal 2006
December 31, 2006(2)	$21.88	$27.60	$0.3700
September 30, 2006(2)	$21.97	$25.48	$0.3700
June 30, 2006	$20.77	$23.90	$0.3500
March 31, 2006(1)	$19.17	$22.23	$0.2217
__________
(1)
The distribution for the quarter ended March 31, 2006 reflects a pro rata portion of our $0.35 per unit minimum quarterly distribution, covering the period from the February 3, 2006 closing of our initial public offering through March 31, 2006.

(2)
Represents the minimum quarterly distribution per common unit plus $0.02 per unit excluding the Class B and Class C common units, which were not entitled to any distributions until after they were converted into common units.  The Class B Units and the Class C Units converted into common units on a one-for-one basis on February 15, 2007 and February 8, 2007, respectively.

(3)
Represents the minimum quarterly distribution per common unit plus $0.07 excluding the Class D and Class E common units, which were not entitled to any distributions until after conversion into common units.  The Class E Units converted into common units on a one-for-one basis on May 5, 2008.

(4)
Represents the minimum quarterly distribution per common unit plus $0.095 per unit excluding the Class D common units, which were not entitled to any distributions until after they were converted into common units.  The distributions attributable to the quarter ended June 30, 2008 was declared on July 25, 2008 and will be paid on August 14, 2008, to unitholders of record (other than Class D unitholders) at the close of business on August 7, 2008.

(5)	The distributions attributable to the quarter ended September 30, 2008 has not yet been declared or paid.

PLAN OF DISTRIBUTION

We are selling the common units offered pursuant to this prospectus supplement directly to the following purchasers in a privately negotiated transaction in which no party is acting as an underwriter:

Purchaser	Common Units
Regency LP Acquirer, L.P.	2,272,727
Jennison Utility Fund, a series of the Jennison Sector Funds, Inc.	670,549
Jennison Equity Income Fund, a series of the Strategic Partners Mutual Funds, Inc.	11,270
KA First Reserve, LLC	2,272,727
Kane Anderson Energy Total Return Fund Inc.	113,636
Lehman Brothers MLP Opportunity Fund L.P.	180,000
William Herbert Hunt Trust Estate	500,000
RCH Energy MLP Fund, L.P.	545,454
RCH Energy Opportunity Fund II, L.P.	227,273
RCH Energy Opportunity Fund III, L.P.	227,273
Swank MLP Convergence Fund, LP	230,000
The Cushing MLP Opportunity Fund I, LP	230,000
Continental Casualty Company	245,000
The Cushing MLP Total Return Fund	245,000
Bel Air MLP Energy Infrastructure Fund, LP	50,000
Total	8,020,909

Subject to the terms of a purchase agreement dated July 25, 2008, the purchasers have agreed to purchase, and we have agreed to sell to the purchasers, 8,020,909 common units at a price of $22.00 per unit. We determined the per unit price through negotiations with the purchasers.

The purchasers have agreed not to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the purchased common units or (ii) enter into any swap or other transaction or arrangement that transfers or that is designed to, or that might reasonably be expected to, result in the transfer to another, in whole or in part, any of the economic consequences of ownership of the purchased common units for a period of 90 days after the closing date of this offering, without our prior written consent.

The common units offered under this prospectus supplement will be listed on the Nasdaq Global Select Market under the symbol “RGNC.”

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Regency Energy Partners LP and subsidiaries as of and for the year ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of Regency GP LP, as of December 31, 2007, has been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of CDM Resource Management Compression Business as of December 31, 2007 and 2006, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of this information in this prospectus supplement and the documents that we have incorporated herein by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may” or similar expressions help identify forward-looking statements. Although we believe our forward-looking statements are based on reasonable assumptions and current expectations and projections about future events, we cannot give assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions including the following:

•	changes in laws and regulations impacting the midstream sector of the natural gas industry;

•	the level of creditworthiness of our counterparties;

•	our ability to access the debt and equity markets;

•	our use of derivative financial instruments to hedge commodity and interest rate risks;

•	the amount of collateral required to be posted from time to time in our transactions;

•	changes in commodity prices, interest rates and demand for our services;

•	weather and other natural phenomena;

•	industry changes including the impact of consolidations and changes in competition;

•	our ability to obtain required approvals for construction or modernization of our facilities and the timing of production from such facilities; and

•	the effect of accounting pronouncements issued periodically by accounting standard setting boards.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may differ materially from those anticipated, estimated, projected or expected.

Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement and the documents that we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 29, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed on May 12, 2008;

•
Our Current Reports on Form 8-K filed on January 16, 2008, February 19, 2008, February 29, 2008, March 14, 2008, March 19, 2008, March 26, 2008, April 25, 2008, April 29, 2008, May 2, 2008, May 9, 2008 (two reports), May 12, 2008, June 12, 2008, July 14, 2008 and July 25, 2008; and

•	Our Current Reports on Form 8-K/A filed on February 12, 2008, March 18, 2008 and May 15, 2008.

You may obtain the documents incorporated by reference to this prospectus supplement from the SEC through the SEC’s website at the address provided above. The documents are also available, free of charge, through our website, www.regencygas.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.  You may also request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Regency Energy Partners LP
Investor Relations
1700 Pacific Avenue, Suite 2900
Dallas, Texas 75201
(214) 750-1771

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.